UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                           Sequential
        Exhibit                Description                 Page Number
        -------                -----------                 -----------

          1.      Press release on ALVARION REPORTS
                  THIRD QUARTER 2005 RESULTS,
                  dated November 9, 2005                         8
                        ----------------








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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ALVARION LTD.



Date: November 9, 2005              By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer








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

Contacts
ALVARION                               ALVARION
Dafna Gruber, CFO, 650 314 2652
                +972-3-645 6252        Carmen Deville, 650 314 2653
dafna.gruber@alvarion.com              carmen.deville@alvarion.com
-------------------------              ---------------------------


                   ALVARION REPORTS THIRD QUARTER 2005 RESULTS

   BreezeMAX(TM) Leads the Industry in Deployments Reaching 20% of Q3 Revenue

TEL AVIV, Israel--November 9, 2005 -- Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions and specialized mobile networks, today announced financial results for the third quarter ended September 30, 2005.

Revenue for the third quarter reached $45.0 million, down 4% sequentially from $47.0 million in the second quarter of 2005, and down 14% from $52.2 million in the third quarter of 2004. Q3 revenue continued to show the effect of a major product transition from proprietary solutions to ones based on the 802.16 standard. The comparison with Q3 2004, primarily reflects the impact of a single large customer which accounted for approximately 30% of revenue in the year ago period. Excluding the impact of the large customer in Q3 2004, revenue increased more than 20% in Q3 2005 versus the year earlier period, reflecting addition of the compact cellular business and broad-based demand for wireless broadband solutions, including BreezeMAX, Alvarion's WiMAX platform. Gross margin was 45% in Q3 of 2005, consistent with Alvarion's target operating model.

On a GAAP basis, the company reported a net loss of $(5.5) million, or ($0.09) per share. This compares with net loss of $(3.6) million, or $(0.06) per share in Q2 and net income of $3.7 million, or $0.06 per diluted share in the third quarter of 2004.

Excluding amortization of acquired intangibles and deferred stock compensation of an aggregate of $1.1 million in the third and second quarter of 2005, and $0.7 million in the third quarter of 2004, on a non-GAAP basis, Q3 net loss was $)4.4( million, or ($0.07) per share, compared with net loss of $(2.5) million, or $(0.04) per share in the prior quarter, and a non-GAAP net profit of $4.4 million, or $0.07 per diluted share in Q3 of 2004. See attached table showing the reconciliation of GAAP to non-GAAP figures.

Comments of Management

"Q3 included several important achievements including the excellent demand for our new subscriber unit using Intel's WiMAX chip during its first month of availability and the recent


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

large orders secured for our cellular mobile solution," said Tzvika Friedman, CEO of Alvarion. "We view these as positive signs for the future.

"We continue to invest aggressively for our long-term future. Our increase in operating expenses versus a year ago reflects our focus on the successful integration of the compact cellular operations plus a very strong commitment to future versions of the 802.16 standard and the development of portable and mobile WiMAX solutions.

"From a strategic perspective, our progress is demonstrated by more than 30 commercial deployments of our solution based on the 802.16 WiMAX standard. BreezeMAX revenue grew again in Q3 to reach 20% of total revenue. Our advanced, feature-rich solution, combined with our depth of experience and clear roadmap, is responsible for our leading the industry in commercial deployments and WiMAX-related revenue. The next milestone will be the first shipments of our advanced indoor self-install version of the Intel-based CPE with switching antennas and subchannelization support. We believe that the availability of self-install products will be a catalyst for growth of the industry and of our growth next year."

Strategic Initiatives

"There are several elements of our strategy to grow revenue and improve profitability," continued Mr. Friedman. "We plan to maintain and reinforce our position as the market leader in fixed wireless broadband by continuing to introduce standards-based, feature-rich solutions that improve the business case of the operators. We also intend to leverage our technology, know-how, brand name recognition, and our position as the largest player in broadband wireless access business, plus our field-experience and strategic relationships, to become an early leader in the promising area of mobile WiMAX. Mobile broadband will be a very large market and we believe that it will be served by multiple technologies, including WiMAX. We see attractive opportunities in both fixed and mobile WiMAX, and everything in-between such as portable solutions, for years to come.

"To accelerate our growth in the compact cellular market, we will continue utilizing our operating skills to expand channels, improve processes, and continue product innovation. Projects like the ones with Outremer and Cable & Wireless clearly demonstrate that we are gaining traction and we are optimistic about winning additional projects.

"Next year we will transition to a more decentralized structure with fewer layers of management as part of organizing the company to focus all types of fixed broadband wireless access, portable and mobile WIMAX, and compact cellular solutions," added Mr. Friedman. "We will have three operating units: Broadband Wireless Access, Cellular Mobile and Broadband Mobile, each with its own R&D, business development and marketing functions and with a senior executive in charge of the unit. In addition, we will have a single sales and support unit that will be responsible for all customers across all product lines, as well as a unified corporate operations group to improve efficiency and promote best practices across the entire organization. We are


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

creating a structure that puts strong managers in charge of each of our key initiatives, enables us to maintain the flexibility to adjust to changing market dynamics, and supports our future growth."

Q4 Guidance

The Company's revenue guidance for Q4 2005 is $45 million to $50 million. At this revenue range, per share results are expected to range between a loss of 5 and 9 cents per share, while the non-GAAP loss per share, which excludes amortization of intangibles and deferred stock compensation, is expected to range between 3 and 7 cents.

Alvarion's management will host a conference call today, November 9, at 9:00 a.m. Eastern Time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: (612) 332-0228; International: +1-(612) 332-0228.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 12:30 p.m. EDT on November 9 through 11:59 p.m. EDT on November 16, 2005. To access the replay, please call USA: 320-365-3844, International:
+1-320-365-3844. To access the replay, users will need to enter the following code: 798762.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.


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

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve market success for new products, services and technologies, including the WiMAX and cellular mobile product offerings; increased competition and its effect on pricing, spending, third-party relationships and revenues, as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. In addition, our limited history in completing acquisitions may adversely impact our ability to successfully integrate the business of Alvarion and interWAVE, we may face liabilities and expenses in excess of those currently anticipated with respect to the acquisition of interWAVE; and we may be unable to retain key personnel of interWAVE.

Certain information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.


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

                         ALVARION LTD.& ITS SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                    September 30,   December 31,
                                                        2005           2004
                                                    ------------    -----------
               ASSETS

Cash, cash equivalents, short-term and
 long-term investments                                $121,354       $132,682
Trade receivables                                       37,121         28,148
Other accounts receivable                                7,238          6,492
Inventories                                             45,592         41,328
Severance pay fund                                       7,532          7,025
Long-term receivables                                      365            456

PROPERTY AND EQUIPMENT, NET                             11,624         11,925

GOODWILL AND OTHER INTANGIBLE ASSETS                    97,203        100,479
                                                      --------       --------
TOTAL ASSETS                                          $328,029       $328,535
                                                      ========       ========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                        $ 35,177       $ 26,481
Other accounts payable and accrued
 expenses                                               53,451         55,611
                                                      --------       --------
Total current liabilities                               88,628         82,092

LONG TERM LIABILITIES                                    1,725          3,505

ACCRUED SEVERANCE PAY                                   10,614         10,126
                                                      --------       --------
TOTAL LIABILITIES                                      100,967         95,723

SHAREHOLDERS' EQUITY                                   227,062        232,812
                                                      --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                               $328,029       $328,535
                                                      ========       ========


                         ALVARION LTD.& ITS SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. dollars in thousands (except per share data)

                                        Nine              Nine            Three            Three            Three
                                       Months            Months           Months           Months           Months
                                        Ended             Ended           Ended             Ended           Ended
                                    September 30,      September 30,    September 30,    September 30,     June 30,
                                    ------------       ------------     ------------     ------------      --------
                                       2005               2004             2005              2004            2005
                                    ------------       ------------     ------------     -------------     --------

Sales                                $ 149,232         $ 145,629        $  45,016         $  52,178        $  46,983

Cost of sales                           80,808            82,413           24,917            29,049           25,152

                                     ---------         ---------        ---------         ---------        ---------
Gross profit                            68,424            63,216           20,099            23,129           21,831
                                     ---------         ---------        ---------         ---------        ---------

Operating expenses:
Research and development, net           29,142            20,218            9,748             6,744           10,038

Selling and marketing                   36,210            29,036           12,150            10,543           12,071

General and administrative               8,967             7,019            3,193             2,412            2,924

Amortization of acquired
 current technology,
 customer relationships
 and trademarks                          3,278             2,007            1,091               669            1,093

Amortization of deferred
 stock compensation                        552                33               11                11               11

Acquisition related expenses               868              --               --                --               --
                                     ---------         ---------        ---------         ---------        ---------

Total Operating expenses                79,017            58,313           26,193            20,379           26,137
                                     ---------         ---------        ---------         ---------        ---------

Operating income (loss)                (10,593)            4,903           (6,094)            2,750           (4,306)

Financial income, net                    1,870             2,702              576               920              745
                                     ---------         ---------        ---------         ---------        ---------

Net Income (loss)                    $  (8,723)        $   7,605        $  (5,518)        $   3,670        $  (3,561)
                                     ---------         ---------        ---------         ---------        ---------
Basic earnings (loss)
 per share                           $   (0.15)        $    0.14        $   (0.09)        $    0.06        $   (0.06)
                                     =========         =========        =========         =========        =========

Weighted average number
 of shares used in
 computing basic
 earnings (loss) per share              58,513            56,190           58,983            56,885           58,463
                                     =========         =========        =========         =========        =========

Diluted earnings (loss)
 per share                           $   (0.15)        $    0.12        $   (0.09)        $    0.06        $   (0.06)
                                     =========         =========        =========         =========        =========

Weighted average number
 of shares used in
 computing diluted
 earnings (loss)
 per share                              58,513            63,598           58,983            63,837           58,463
                                     =========         =========        =========         =========        =========


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


                        ALVARION LTD. & ITS SUBSIDIARIES

                   DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)

       FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER
      SHARE EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK
               COMPENSATION AND OTHER ACQUISITION RELATED EXPENSES

                U.S. dollars in thousands (except per share data)


                                             Nine            Nine            Three            Three          Three
                                            Months           Months          Months           Months         Months
                                            Ended            Ended           Ended            Ended          Ended
                                         September 30,    September 30,   September 30,    September 30,    June 30,
                                         ------------     ------------    ------------     ------------     --------
                                             2005            2004            2005              2004           2005
                                         ------------     ------------    ------------     -------------    --------

Net Income (loss)
 according to US GAAP                     $ (8,723)        $  7,605        $ (5,518)        $  3,670        $ (3,561)

Amortization of
 acquired current
 technology, customer
 relationships and trademarks                3,278            2,007           1,091              669           1,093

Amortization of deferred
 stock compensation                            552               33              11               11              11

Acquisition related expenses                   868             --              --               --              --
                                          --------         --------        --------         --------        --------
Net Income (loss) excluding
 amortization of intangibles
 and deferred stock
 compensation and acquisition
 related expenses                         $ (4,025)        $  9,645        $ (4,416)        $  4,350        $ (2,457)
                                          ========         ========        ========         ========        ========
Basic net earnings
 (loss) per share, excluding
 amortization of
 intangibles and
 deferred stock
 compensation and
 acquisition related
 expenses                                 $  (0.07)        $   0.17        $  (0.07)        $   0.08        $  (0.04)
                                          ========         ========        ========         ========        ========
Weighted average number
 of shares used in
 computing basic net
 earnings (loss) per share                  58,513           56,190          58,983           56,885          58,463
                                          ========         ========        ========         ========        ========
Diluted net earnings
 (loss) per share,
 excluding amortization
 of intangibles and
 deferred stock
 compensation and
 acquisition related
 expenses                                 $  (0.07)        $   0.15        $  (0.07)        $   0.07        $  (0.04)
                                          ========         ========        ========         ========        ========
Weighted average number
 of shares used in
 computing diluted net
 earnings (loss) per share                  58,513           63,598          58,983           63,837          58,463
                                          ========         ========        ========         ========        ========


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

                         ALVARION LTD.& ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. dollars in thousands

                                                                     Three
                                                                  Months ended
                                                                  September 30,
                                                                  -------------
                                                                      2005
                                                                  -------------

Cash flows from operating activities:
Net loss                                                           $  (5,518)
Adjustments to reconcile net income to net cash used
 by operating activities:
Depreciation                                                           1,341
Amortization of deferred stock compensation                               11
Unrealized gain from derivative financial instruments                    191
Amortization of intangibles                                            1,091
Increase in trade receivables                                           (694)
Increase in other accounts receivable and prepaid
 expenses                                                             (1,428)
Increase in inventories                                               (5,950)
Increase in trade payables                                             3,166
Decrease in Long term receivables                                         26
Increase in other accounts payables and accrued
 expenses                                                              4,969
Accrued severance pay, net                                              (126)
                                                                   ---------
Net cash used in operating activities                                 (2,921)

Cash flows from investing activities:
Purchase of fixed assets                                              (1,051)
                                                                   ---------
Net cash used in investing activities                                 (1,051)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options                       408
                                                                   ---------
Net cash provided by financing activities                                408

                                                                   ---------
Decrease in cash, cash equivalents, short-term and
 long-term investments                                                (3,564)
                                                                   ---------
Cash, cash equivalents, short-term and long-term
 investments at the beginning of the period                          124,918
                                                                   ---------
Cash, cash equivalents, short-term and long-term
 investments at the end of the period                              $ 121,354
                                                                   =========


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